Province of Ontario Green Bond Program January 2016 Ontario Financing Authority Exhibit 99.4

The Province of Ontario intends to issue its second Green Bond in the near future, subject to market conditions. Ontario’s Green Bonds: Carry the full faith and credit of the Province of Ontario. Rank pari passu with Ontario’s other bonds and are payable without any preference or priority. Help finance transit and other environmentally friendly projects across the Province. Are direct unsecured obligations of the Province of Ontario and investors do not assume any specific risk related to the funded projects. Ontario is the first and only Canadian province to issue Green Bonds, and is leading the way to establish and develop a Canadian dollar Green Bond market. Province of Ontario Green Bond Program

Green Bond proceeds are paid into the Consolidated Revenue Fund of Ontario and are not held in a segregated account. An amount equal to the net proceeds of the bonds is recorded in a designated account in the Province of Ontario’s financial records. This designated account is used to track the use of and allocation of funds to eligible projects. So long as the bonds are outstanding and the designated account has a positive balance, amounts are deducted from this account as funds are allocated to eligible projects. Without limitation, eligible projects may include projects in the following five categories identified in the Province of Ontario’s Green Bond Framework, excluding fossil fuel and nuclear energy projects: Clean transportation; Energy efficiency and conservation; Clean energy and technology; Forestry, agriculture and land management; and Climate adaptation and resilience. Use of Proceeds and Green Bond Framework

Assurances and Features Ontario’s Green Bond Framework has been developed in consultation with the Centre for International Climate and Environmental Research – Oslo (CICERO). Ontario’s Green Bond program aligns with the Green Bond Principles maintained by the International Capital Markets Association. Assurance audit performed by the Auditor General of Ontario verifying amounts allocated to selected projects and tracking the amount of Green Bond proceeds. Proceeds are invested short-term in Government of Canada securities as part of the Consolidated Revenue Fund. An annual Newsletter is published reporting on the selected projects, their funding, progress and environmental performance. As with Ontario’s first Green Bond any future series are expected to be included in the following indices: BofA Merrill Lynch Green Bond Index; Barclays MSCI Green Bond Index; Solactive Green Bond Index; and S&P Green Bond Index.

Eligible Projects

- A basket of projects, including the eight projects below have been selected as eligible and are expected to receive funding from the next Green Bond. This basket of projects allows a level of flexibility of funding, should some of the chosen projects experience different spending patterns than those currently anticipated.

Project Name	Eligible Category	Forecasted Funding
Eglinton Crosstown LRT	Clean Transportation	$402M
vivaNext BRT	Clean Transportation	$100M
Regional Express Rail	Clean Transportation	$200M
Sheridan College	Energy Efficiency & Conservation	$68M
St Joseph's HH – West 5th	Energy Efficiency & Conservation	$14M
St Joseph's HC – London and St. Thomas	Energy Efficiency & Conservation	$5M
Waypoint Centre for MH	Energy Efficiency & Conservation	$2M
CAMH – Phase 1B	Energy Efficiency & Conservation	$2M

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1-Eglinton Crosstown Light Rail Transit

- The Eglinton Crosstown Light Rail Transit (LRT) is a $5.3 billion (2010$) investment from the Government of Ontario to expand transit in Toronto.
- It is the largest transit expansion in the history of the region and is currently under construction, with scheduled completion in 2021. Work currently underway includes Design, Tunneling and Alternative Financing Procurement (AFP) scope of works.
- This 19 km corridor will have 25 stations and stops, and will link to 54 bus routes, three subway stations and three GO Transit lines.
- The new, expanded transit service will move people up to 60 percent faster than current bus services. Projected ridership is 5,400 passengers per hour in the peak direction by 2031, and the capacity of the Crosstown vehicles is 15,000 passengers per hour per direction.
- The Eglinton Crosstown LRT project was selected as the first project to receive Green Bond financing for $500 million in 2014.



Eglinton Crosstown LRT
Mt. Dennis
Keele
Eglinton West
Eglinton
Laird
Kennedy

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1-Eglinton Crosstown Light Rail Transit The Crosstown light rail transit vehicles are electric powered and produce near-zero emissions, making them the right choice for the environment. The Eglinton Maintenance and Storage facility aims to achieve Silver level certification according to the LEED® green building rating system. All stations and stops aim to achieve the Toronto Green Standard Tier 1 for environmental performance. Through a collaborative initiative, a Community Benefits framework has been developed for the project, which targets employment, apprenticeship and local supplier and social procurement opportunities. The Crosstown LRT will contribute to reduced greenhouse gas (GHG) emissions from the lower emissions profile of electric rapid transit versus the existing bus service, as well as the mode shift expected from auto users shifting to public transit. The Crosstown will also move people more easily and more quickly to their destinations, which will manage traffic congestion and provide an excellent, environmentally – friendly travel alternative.

2-vivaNext Bus Rapid Transit

- The vivaNext Bus Rapid Transit (BRT) is a $1.4 billion (2010$) investment from the Government of Ontario to expand transit in York Region.
- vivaNext BRT is currently under construction with scheduled completion in 2019. Nearly 9 km of rapidways are already in service with three segments open in Newmarket, Markham and Richmond Hill.
- This 34.7 km bus rapid transit expansion will include 38 new Viva stations and stops. Viva vehicles will travel in dedicated bus lanes in the centre of the road for the majority of the route.
- vivaNext BRT will connect with other regional rapid transit including GO Transit, Brampton Züm, and the TTC Spadina subway extension.



vivanext
be moved
Open Rapidway
Future Rapid Transit
Proposed Future Viva Service
Proposed Yonge Subway Extension
Terminals (current and future)
GO Transit Rail Lines

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2-vivaNext Bus Rapid Transit The new vivaNext rapidways will support improved community connectivity and access to services, education, and retail or businesses by making it easier to travel in and around York Region. In July 2015, the vivaNext BRT project opened an Operations, Maintenance and Storage Facility built to the LEED® green building system’s Silver level certification. This facility will support the growing fleet of Viva vehicles. Improving access to public transit and new mobility options such as the vivaNext BRT will contribute to decreasing GHG and Criteria Air Contaminants (CAC), manage traffic congestion, and encourage mode shift from auto trips to transit trips.

3-Regional Express Rail Regional Express Rail (RER) is a $13.5 billion (2014$) investment from the Government of Ontario to transform the GO rail network. Through RER, the GO rail network will be upgraded to feature: frequent, all-day service, faster trip times, and electric trains. Construction on RER projects is currently underway, with anticipated completion by 2024. The infrastructure and service expansion is expected to provide: More than a doubling of peak service and a quadrupling of off-peak service compared to today; Reduced journey times for some cross-region transit trips by as much as 50 percent; and A wider range of travel options for Greater Toronto and Hamilton Area (GTHA) residents.

3-Regional Express Rail Once complete, RER will provide: significant time savings through faster, more frequent transit options; improved access to employment, education and services; manage congestion; and a mode shift from auto trips to transit trips. Electrification of five of the GO Transit corridors is a key component of RER and will be phased in, starting with UP Express. Electrification was announced in April 2015, with completion of Environmental Assessments anticipated by the end of 2016. Through more frequent, and electrified service, RER will lead to a reduction in GHG emissions due to the conversion of the trains from diesel to electric propulsion, the resulting higher ridership, and mode shift from auto trips to transit trips. All new GO Transit stations and facilities built as part of RER will target achievement of Gold level certification according to the LEED® green building rating system.

4-Sheridan College Hazel McCallion Campus Expansion Sheridan College Hazel McCallion Campus Expansion project is a joint investment by the Government of Ontario and Sheridan College, which includes substantial green features. Expansion will accommodate 3,200 full-time students and is currently under construction with scheduled completion in May 2016. The new facility will be 220,000 square feet within the urban core of Mississauga, and will include new classrooms, studios, laboratories and production spaces. The new building will also house a gallery space to showcase student creativity and innovation. This College expansion project will be the first postsecondary education asset in Canada to be funded using green bond proceeds.

4-Sheridan College Hazel McCallion Campus Expansion Green highlights of the expansion project: Building is being constructed to meet a Sheridan-mandated maximum annual energy consumption of 100 kWh/m2/year. This simple metric drove bidder innovation across many disciplines. Leadership in Energy and Environmental Design (LEED®) Silver certification, with energy performance in the top one percent of all LEED® buildings. One of the most energy-efficient academic buildings in North America. LED lighting & intelligent lighting controls throughout the facility. Active chilled beams, radiant panels, and in-slab heating for cooling/heating with dedicated outdoor air. Solar thermal collectors and waste heat recovery offset hot water heating by natural gas. High-quality building envelope reduces thermal losses and solar gain through windows. Other resource efficiency measures: Stormwater collected in underground cistern and used as grey water throughout the building. Zero Waste Sheridan three-colour bin system implemented throughout facility. Materials selected per LEED® criteria for sourcing, recycled content and toxicity. Building is within 400 meters of major public transportation node with routes serving the entire region.

14 5-St. Joseph’s Healthcare Hamilton - West 5th This project falls under the Energy Efficiency & Conservation category. The West 5th Campus is an 850,000-square-foot facility that provides specialized mental health services to those suffering from severe mental illness or addiction. The project provides additional inpatient beds, expanded outpatient clinics for psychiatry, diagnostic imaging and medical services, along with research and academic spaces. The project was certified with Gold level certification according to the LEED® green building rating system, and includes the following features: Storm Water Management System to minimize water pollution; Highly efficient plumbing fixtures to reduce indoor water usage by 20 percent; Preservation of mature trees on portions of the Campus with over 500 new trees planted Low emitting materials used during construction to ensure improved indoor environmental quality; PVC roof to increase building heat naturally from the sun; and 90 percent of construction materials come from landfills and recyclable products

15 6-St. Joseph’s Health Care – London and St. Thomas This project falls under the Energy Efficiency & Conservation category. The St. Joseph’s Specialized Mental Health Care facility in London provides services such as adolescent psychiatry, assessment, concurrent disorders, geriatric psychiatry and psychosis. The St. Joseph’s Forensic Mental Health Care facility in St. Thomas provides specialized inpatient and outpatient services, including assessment, treatment, outreach and support services to individuals with a mental illness who have come into significant contact with the criminal justice system. The St. Joseph’s Health Care Specialized Mental Health Care and Forensic Mental Health Care facilities have been designed to meet the highest environmental sustainability standards, while at the same time, supporting individuals on their path to recovery. Both projects feature environmentally responsible and sustainable features and have achieved Gold level certification according to the LEED® green building rating system.

16 7-Waypoint Centre for Mental Health This project falls under the Energy Efficiency & Conservation category. The Waypoint Centre for Mental Health Care in Penetanguishene replaced the 160-bed Oak Ridge facility and the 20-bed Brebeuf building to offer a larger, more modern space for treatment and care of people with mental health disorders who have been involved with the criminal justice system. Waypoint was built with environmentally friendly design features in order to achieve Gold certification according to the LEED® green building rating system, as part of the government’s commitment to reduce energy use and greenhouse gas emissions. Waypoint aims to achieve Gold level certification through focus on healthy indoor environments, reduced greenhouse gas emissions, efficient use of energy, water and other resources.

17 8-Centre for Addiction and Mental Health - Phase 1B This project falls under the Energy Efficiency & Conservation category. The Centre for Addiction and Mental Health project involves redevelopment at the Centre for Addiction and Mental Health (CAMH) Queen Street site in Toronto. All three Phase 1B buildings have been designed with environmentally responsible and sustainable features in order to achieve Gold certification according to the LEED® green building rating system. With Phase 1B of the project: CAMH will see a reduction of nearly 27 percent in energy costs; Its reduced greenhouse gas emissions will be like taking 220 cars off the road; Secure underground bicycle parking and change/shower facilities to promote bicycle use and commuting have been added; and Green spaces, both public and exclusive to clients, have been incorporated into the site, with large-growing shade trees planted throughout the site.

The selection of eligible green projects is done on behalf of the Province by the Ontario Financing Authority (OFA) staff with advice from the Province’s Green Bond Advisory Panel (GBAP): Only fully approved projects are eligible for consideration. Spending authority for eligible green projects comes through approved ministry and agency spending in accordance with the Province’s usual government appropriation and spending processes. OFA staff screen projects for all applicable approvals and against eligibility criteria prior to advancing projects to the GBAP for assessment. The GBAP, which includes staff from various ministries and agencies, including the Ministry of the Environment and Climate Change and the OFA, evaluates and recommends projects for inclusion in Ontario’s Green Bond program. The process can be summarized as: Process for Project Evaluation and Selection

Summary Ontario is planning to issue its second Green Bond in the near future, subject to market conditions. The issue will carry the full faith and credit of the Province of Ontario. Green Bonds are direct unsecured obligations of the Province of Ontario and investors do not assume any specific risk related to the funded projects. The eligible projects which are expected to receive funding from the next issue will include a basket of projects with an emphasis on clean transportation and energy efficiency and conservation.

Legal Notice This presentation was compiled by the Ontario Financing Authority. This information is intended for general information purposes only and does not constitute an offer to sell or a solicitation of offers to purchase securities. It has not been approved by any securities regulatory authority and it is not sufficient for the purpose of deciding to purchase securities. It may have errors or omissions resulting from electronic conversion, downloading or unauthorized modifications. Statements in this presentation may be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve uncertainties, risks, and other factors which could cause the state of Ontario’s economy to differ materially from the forecasts and economic outlook contained expressly or implicitly in such statements. The province of Ontario undertakes no obligation to update forward-looking statements to reflect new information, future events or otherwise, except as may be required under applicable laws and regulations. While the information in this presentation, when posted or released, was believed to be reliable as of its date, NO WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF THIS DOCUMENT OR THE INFORMATION IT CONTAINS.

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